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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                             EXE TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    301504106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JUNE 27, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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301504106                                                          PAGE  2 OF 13
-----------------------------                      -----------------------------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       13,587,562
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,587,562
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,587,562
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

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301504106                                                          PAGE  3 OF 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 41, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       13,587,562
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,587,562
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,587,562
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          PAGE  4 OF 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       13,587,562
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,587,562
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,587,562
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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301504106                                                          PAGE  5 OF 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       13,587,562
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,587,562
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,587,562
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
301504106                                                          PAGE  6 OF 13
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       13,587,562
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,587,562
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,587,562
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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301504106                                                          PAGE  7 OF 13
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of EXE Technologies, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"). The address of the principal executive office of the Company is 8787 Stemmons Freeway, Dallas, Texas 75247.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 41, L.P., a Delaware limited partnership ("GAP 41"), General Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 41, GAP 57 and GAPCO, the "Reporting Persons"). The Reporting Persons are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 41 and GAP 57 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general

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301504106                                                          PAGE  8 OF 13
-----------------------------                      -----------------------------


partners of GAPCO and GAPCO II. Messrs. Denning and Landing serve on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Kern, Lansing, Wendelstadt and
Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons acquired 12,087,562 shares of Common Stock prior to the time the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Reporting Persons filed a statement on Schedule 13G on February 13, 2001 ("Schedule 13G") as required by Rule 13d-1(d) of the Exchange Act with respect to such Common Stock. The Reporting

-----------------------------                      -----------------------------
301504106                                                          PAGE  9 OF 13
-----------------------------                      -----------------------------


Persons are filing this statement on Schedule 13D because on June 27, 2002, GAP 57 and GAPCO II entered into the Stock Purchase Agreement, dated June 27, 2002 (the "Stock Purchase Agreement"), among GAP 57, GAPCO II and Adam Belsky (the "Seller") pursuant to which GAP 57 agreed to purchase an aggregate of 1,314,248 shares of Common Stock from the Seller for an aggregate purchase price of $1,971,372 and GAPCO II agreed to purchase an aggregate of 185,752 shares of Common Stock from the Seller for an aggregate purchase price of $278,628. This transaction closed on June 28, 2002. The 1,500,000 shares of Common Stock purchased pursuant to the Stock Purchase Agreement, together with all purchases of Common Stock during the immediately preceding 12 months (of which there are none), exceeds two percent of the outstanding Common Stock of the Company as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2002.

                  The aggregate amount of funds required by the Reporting Persons to purchase 1,500,000 shares of Common Stock was $2,250,000. The funds used to purchase such Common Stock were obtained from contributions from partners.

ITEM 4.  PURPOSE OF TRANSACTION.

                  GAP 57 and GAPCO II acquired the shares of Common Stock for investment purposes and the Reporting Persons hold shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. Except for the Option Agreements (as defined and described in Item 6 below), none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

-----------------------------                      -----------------------------
301504106                                                          PAGE 10 OF 13
-----------------------------                      -----------------------------


                  (a) As of the date hereof GAP, GAP 41, GAP 57, GAPCO and GAPCO II each own of record no shares of Common Stock, 9,544,746 shares of Common Stock, 1,943,898 shares of Common Stock, 1,792,816 shares of Common Stock, and 306,102 shares of Common Stock, respectively, or 0.0%, 20.7%, 4.2%, 3.9%, and 0.7%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II and that GAP is the general partner of GAP 41 and GAP 57, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 13,587,562 shares of Common Stock or 29.5% of the issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 13,587,562 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Pursuant to the Stock Purchase Agreement, GAP 57 agreed to purchase from the Seller an aggregate of 1,314,248 shares of Common Stock, at $1.50 per share, for an aggregate purchase price of $1,971,372 and GAPCO II agreed to purchase from the Seller an aggregate of 185,752 shares of Common Stock, at $1.50 per share, for an aggregate purchase price of $278,628. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 5 hereto, which is incorporated herein by reference. Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none

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301504106                                                          PAGE 11 OF 13
-----------------------------                      -----------------------------


of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the last 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr. Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 57 and GAP 41. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock, as well as such other action taken on behalf of the Reporting Person with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

                  Pursuant to the Stock Purchase Agreement, GAP 57 agreed to purchase from the Seller an aggregate of 1,314,248 shares of Common Stock, at $1.50 per share, for an aggregate purchase price of $1,971,372 and GAPCO II agreed to purchase from the Seller an aggregate of 185,752 shares of Common Stock, at $1.50 per share, for an aggregate purchase price of $278,628.

                  Pursuant to the Option Agreement, dated as of September 15, 1997 (the "Option Agreement"), among GAP 41, GAPCO and David Alcala ("Alcala"), Alcala holds an option to purchase, at an exercise price of

-----------------------------                      -----------------------------
301504106                                                          PAGE 12 OF 13
-----------------------------                      -----------------------------


$2.1865 per share, 57,760 shares of Common Stock owned by GAP 41 and an option to purchase, at an exercise price of $2.1865 per share, 10,843 shares of common stock owned by GAPCO. The option granted by GAP 41 and GAPCO pursuant to the Option Agreement may be exercised in whole or in part, on or prior to September 11, 2007. The foregoing summary of the Option Agreement is qualified in its entirety by reference to Exhibit 6 hereto, which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                  Exhibit 4: Power of Attorney, dated January 7, 2002, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

                  Exhibit 5: Stock Purchase Agreement, dated June 21, 2002, among GAP 57, GAPCO II and Adam Belsky.

                  Exhibit 6: Option Agreement, dated as of September 15, 1997, among GAP 41, GAPCO and David Alcala.

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301504106                                                          PAGE 13 OF 13
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2002.


                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 41, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 57, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact